UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Pattern Energy Group Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

70338P 100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Renewables LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,108,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,108,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,108,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 16.1%(1)

12	Type of Reporting Person PN

(1)           Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Renewables GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 11,108,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,108,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,108,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 16.1%(1)

12	Type of Reporting Person OO

(1)           Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Development Finance Company LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,854,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,854,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,854,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.5%(1)

12	Type of Reporting Person OO

(1)           Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Energy Group LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 24.6%(1)

12	Type of Reporting Person PN

(1)           Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Energy GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 24.6%(1)

12	Type of Reporting Person OO

(1)                                 Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Energy Group Holdings LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 24.6%(1)

12	Type of Reporting Person PN

(1)                                 Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Energy Group Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 24.6%(1)

12	Type of Reporting Person OO

(1)                                 Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: R/C Wind II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 24.6%(1)

12	Type of Reporting Person PN

(1)                                 Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 24.6%(1)

12	Type of Reporting Person OO

(1)                                 Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

CUSIP No. 70338P 100

1	Name of Reporting Person: R/C Renewable Energy GP II, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 24.6%(1)

12	Type of Reporting Person OO

(1)                                 Based on 69,062,841 Class A shares outstanding as of February 9, 2015.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 13, 2014 (the “Original Schedule 13D”) by the Reporting Persons with respect to shares of Class A common stock, par value $0.01 (the “Class A shares”) of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

“The Class A shares reported herein as beneficially owned by the Reporting Persons were obtained by Pattern Renewables LP pursuant to a recapitalization immediately prior to the Issuer’s initial public offering (the “IPO”). Shares of Class B common stock were also issued to Pattern Renewables in connection with the Issuer’s IPO. On December 31, 2014, the Issuer’s shares of Class B common stock converted into Class A shares on a one-to-one basis.”

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The percent of class provided for each reporting person below is based on 69,062,841 Class A shares outstanding as of February 9, 2015.

1.              Pattern Renewables LP

A.            Amount beneficially owned: 11,108,546

B.            Percent of class:  16.1%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  11,108,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  11,108,546

2.              Pattern Renewables GP LLC

A.            Amount beneficially owned:  11,108,546

B.            Percent of class:  16.1%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  11,108,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  11,108,546

3.              Pattern Development Finance Company LLC

A.            Amount beneficially owned:  5,854,000

B.            Percent of class:  8.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  5,854,000

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  5,854,000

4.              Pattern Energy Group LP

A.            Amount beneficially owned:  16,962,546

B.            Percent of class:  24.6%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,962,546

5.              Pattern Energy GP LLC

A.            Amount beneficially owned:  16,962,546

B.            Percent of class:  24.6%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,962,546

6.              Pattern Energy Group Holdings LP

A.            Amount beneficially owned:  16,962,546

B.            Percent of class:  24.6%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,962,546

7.              Pattern Energy Group Holdings GP LLC

A.            Amount beneficially owned:  16,962,546

B.            Percent of class:  24.6%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,962,546

8.              R/C Wind II LP

A.            Amount beneficially owned:  16,962,546

B.            Percent of class:  24.6%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,962,546

9.              Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.

A.            Amount beneficially owned:  16,962,546

B.            Percent of class:  24.6%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,962,546

10.       R/C Renewable Energy GP II, L.L.C.

A.            Amount beneficially owned:  16,962,546

B.            Percent of class:  24.6%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,962,546

R/C Renewable Energy GP II is the managing member of R/C Renewable Energy Grant GP, which is the general partner of R/C Wind II, which is the managing member of PEG Holdings GP, which is the general partner of PEG Holdings, which is the managing member of Pattern Energy GP, which is the general partner of PEG LP, which is the sole member of Pattern Renewables GP, which is the general partner of Pattern Renewables. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by Pattern Renewables. PEG LP is the sole member of Pattern Finco.  As a result, R/C Renewable Energy GP II, R/C Renewable Energy Grant GP, R/C Wind II, PEG Holdings GP, PEG Holdings, Pattern Energy GP and PEG LP may be deemed to share beneficial ownership of the shares held by Pattern Finco.  R/C Renewable Energy GP II, LLC is managed by an eight-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Ralph C. Alexander, The Lord Browne of Madingley, Michael B. Hoffman, Stephen J. Schaefer, Daniel A. D’Aniello and Edward J. Mathias, as the members of the investment committee of R/C Renewable Energy GP II, LLC, may be deemed to share beneficial ownership of the shares beneficially owned by Pattern Renewables. Such individuals expressly disclaim any such beneficial ownership.

(c)  On December 31, 2014, the Issuer’s shares of Class B common stock converted into Class A shares on a one-to-one basis.  On February 9, 2015, Pattern Renewables sold 5,000,000 Class A shares pursuant to that certain Underwriting Agreement (the “Underwriting Agreement”) dated February 3, 2015, by and among the Issuer, Pattern Renewables and Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBC Dominion Securities Inc., acting as representatives of the several underwriters named therein, under the Issuer’s Registration Statement on Form S-3 (File No. 333-199217), at a price of $29.25 per Class A share.

(d)   Not applicable.

(e)   Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

“Registration Rights Agreement

In connection with the Issuer’s IPO, PEG LP entered into a Registration Rights Agreement with the Issuer. All of the Class A Shares issued to Pattern Renewables, as well as Class A shares held by Pattern Renewables upon the conversion of the Class B shares, are subject to the Registration Rights Agreement. From April 2, 2014, which is six months following completion of the Issuer’s IPO, Pattern Renewables and permitted transferees are entitled to require the Issuer to register all such Class A Shares for public sale under the U.S. Securities Act, and/or qualify such Class A Shares for distribution under Canadian securities laws, subject to certain exceptions, limitations and conditions precedent.

Shareholder Approval Rights Agreement

PEG LP entered into a shareholder approval rights agreement (the “Shareholder Agreement”) with the Issuer concurrently with the completion of the Issuer’s IPO. Pursuant to the Shareholder Agreement, for so long as PEG LP beneficially owned at least 33 1/3% of the Issuer’s shares, PEG LP’s consent was necessary for the Issuer to take certain material corporate actions, including: (i) the Issuer’s consolidation with or merger into an unaffiliated entity; (ii) certain acquisitions of stock or assets of a third-party; (iii) the Issuer’s adoption of a plan of liquidation, dissolution or winding up; (iv) certain dispositions of the Issuer’s or its subsidiaries’ assets; (v) the incurrence of indebtedness in excess of a specified amount; (vi) a change in the size of the Issuer’s board of directors (subject to certain exceptions); and (vii) issuing equity securities with preferential rights to the Class A shares. Upon the sale of 5,000,000 Class A shares on February 9, 2015 in connection with the Underwriting Agreement, PEG LP ceased to own at least 33 1/3% of the Issuer’s shares, and the term of the Shareholder Agreement expired.”

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on November 13, 2014).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 9, 2015

PATTERN RENEWABLES LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN RENEWABLES GP LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN DEVELOPMENT FINANCE COMPANY LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GROUP LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GP LLC

By:	/s/ Daniel M. Elkort
Name:	Daniel M. Elkort
Title:	Vice President

PATTERN ENERGY GROUP HOLDINGS LP

By:	/s/ Daniel M. Elkort
Name:	Daniel M. Elkort
Title:	Vice President

[Signature Page — Amendment No. 1 to Schedule 13D]

PATTERN ENERGY GROUP HOLDINGS GP LLC

By R/C Wind II LP, its managing member

By Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner

By R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

R/C WIND II LP

By Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner

By R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY GRANT GP, L.L.C.

By R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

R/C RENEWABLE ENERGY GP II, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

[Signature Page — Amendment No. 1 to Schedule 13D]